SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )

RIBOZYME PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

762567105

(CUSIP Number)

Ivy Dodes

Credit Suisse First Boston

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

with a copy to:

Warren T. Lazarow

Sam Zucker

O’Melveny & Myers LLP

990 Marsh Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069(2)

	9.	Sole Dispositive Power 83,505,995(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 88.1%(3)

14.	Type of Reporting Person (See Instructions) BK, HC

(1)  See Item 2 and Item 5

(2)  Pursuant to the Voting Agreement described in Item 4, the Reporting Person has agreed with other investors to vote their shares for certain nominees to the Issuer’s board of directors.  The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person. The shares beneficially owned include 69,191,918 shares of the Issuer’s Common Stock issuable to the Reporting Person pursuant to the Common Stock and Warrant Purchase Agreement defined in Item 3, 14,314,077 shares of the Issuer’s Common Stock issuable to the Reporting Person upon exercise of warrants issuable pursuant to the Common Stock and Warrant Agreement, 55,050,504 shares of the Issuer’s Common Stock issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement and 11,388,570 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.  The securities issuable to the Reporting Person may be allocated among DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund, L.P. and Sprout IX Plan Investors, L.P. in its and their sole discretion.

(3)  These percentages are calculated based upon 170,230,425 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 20,285,356 shares of the Issuer’s Common Stock outstanding as reported by the Issuer in the Common Stock and Warrant Agreement; (b) 69,191,918 shares of Common Stock issuable to the Reporting Person pursuant to the Common Stock and Warrant Agreement; (c) 14,314,077 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants issuable pursuant to the Common Stock and Warrant Agreement; (d) 55,050,504 shares of the Issuer’s Common Stock issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement; and (e) 11,388,570 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.

The following  constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer.

(a)           The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Ribozyme Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “RPI”) and Common Stock issuable upon the exercise of warrants.

(b)           The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.                    Identity and Background.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer and the successor company of Credit Suisse First Boston Corporation (“CSFBC”)(1). CSFB-USA is the sole member of CSFB LLC.  The address of the principal business and office of each of CSFB-USA, and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

(1) CSFB LLC is a registered broker-dealer effecting trades in many companies, including RPI.  All references hereinafter to CSFBC shall be deemed to refer to CSFB LLC.

CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the “Shares”) and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs’ Fund, L.P., (“Sprout Entrepreneurs”) and Sprout IX Plan Investors, L.P. (“Plan Investors”) are Delaware limited partnerships which make investments for long term appreciation.

DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout Entrepreneurs and Sprout IX.

DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX.  DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of CSFB-USA, is the managing general partner of Associates IX.

DLJ LBO Plans Management Corporation II (“DLJLBO”), a Delaware corporation, is the general partner of Plan Investors and, as such, is responsible for its day-to-day management.  DLJLBO makes all of the investment decisions on behalf of Plan Investors.  DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA.

Hereinafter, Sprout Entrepreneurs, Sprout IX, DLJCC, Associates IX, DLJCA IX, DLJLBO, CSFBPE and Plan  Investors are collectively referred to as the “CSFB Entities”.

The name, business address, citizenship, title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through Schedules A-8 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•                  CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•                  CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On November 26, 1996, the SEC brought a civil action in federal court in California against CSFBC and two former employees of its public finance department relating to CSFBC’s role as lead underwriter of a September 1994 Orange County pension obligation bond (“POB”) financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool’s investment strategy, the risks of that strategy and the Pool’s investment losses, and it sought to hold CSFBC responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CSFBC filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CSFBC and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CSFBC and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CSFBC and the two

individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CSFBC or any of its current or former employees.

Item 3.                    Source and Amount of Funds or Other Consideration.

Pursuant to the Common Stock and Warrant Purchase Agreement (“Common Stock and Warrant Agreement”) among RPI, the Reporting Person and various other investors dated as of February 11, 2003, the Reporting Person agreed to purchase an aggregate of 69,191,918 shares of the Issuer’s Common Stock at a price of $0.33 per share for total consideration of $22,833,333.  Under the terms of the Common Stock and Warrant Agreement, the Reporting Person also will receive warrants to purchase 14,314,077 shares of the Issuer’s Common Stock at an exercise price of $0.42 per share (the “Warrants”).  The funds used by the Reporting Person to acquire the Common Stock and Warrants were obtained from capital contributions by their partners and from direct capital commitments by Plan Investors and DLJCC.  The closing of the Common Stock and Warrant Agreement is conditioned on, among other things, RPI stockholder approval.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Purchase Agreement included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

Item 4.                    Purpose of Transaction.

The Reporting Person agreed to purchase the Common Stock and Warrants for investment purpose and, through representation on the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Reporting Person’s investment.

Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC no later than five days after the closing of the Common Stock and Warrant Agreement.  RPI further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.

Prior to the closing, it is anticipated that four RPI board members will tender resignations to RPI’s board of directors, effective as of the closing of the Common Stock and Warrant Agreement.  RPI has agreed to use its best efforts to cause, at the closing, two persons designated by funds managed or advised by the Reporting Person, one person designated by funds managed or advised by Oxford Bioscience Partners IV and one person designated by funds managed or advised by Venrock Associates to be appointed as members of the board of directors of the Issuer.  RPI further agreed to use its best efforts to cause its compensation committee to have one of the directors designated by funds managed or advised by the Reporting Person and the director designated by funds managed or advised by Venrock Associates as members and its nominating committee to have one of the directors designated by funds managed or advised by the Reporting Person, the director designated by funds managed or advised by Oxford Bioscience Partners IV and the director designated by funds managed or advised by Venrock Associates as members. Several of the Investors have entered into a voting agreement (the "Voting Agreement") agreeing to vote their shares to effect such elections for so long as such entities continue to hold specified percentages of the Issuer's Common Stock.

Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to seek stockholder approval to amend its charter, on or before the closing of the Common Stock and Warrant Agreement, to:

(1)           effect a reverse stock split of RPI’s Common Stock whereby RPI shall issue one new share of Common Stock in exchange for not less than five shares nor more than fifteen shares of its outstanding Common Stock, or such other number of shares of its outstanding Common Stock as is mutually agreed upon by RPI and the investors under the Common Stock and Warrant Agreement; and

(2)           allow any action required or allowed to be taken by the stockholders of RPI at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding RPI stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to amend its bylaws on or before the closing of the Common Stock and Warrant Agreement to provide the following:

(1)           the board of directors will have seven (7) members;

(2)           the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

(3)           the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one of whom must not be an affiliate of any Investor.  The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of RPI, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

(4)           the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one of whom must not be an affiliate of any Investor.  The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under RPI’s option pool, and setting employee compensation guidelines.

After the closing of the Common Stock and Warrant Agreement, RPI will not, without the approval of a majority of the total number of directors then in office:

(1)           authorize, offer, sell or issue any equity or debt securities of RPI;

(2)           incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3)           grant a security interest in assets of RPI which individually or in the aggregate have a value in excess of $500,000;

(4)           sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material Company Intellectual Property;

(5)           purchase, license or otherwise acquire any of the rights, title or interest in any material Intellectual Property of any third party relating to pharmaceuticals or biologics;

(6)           approve any annual business plan or budget or any material revisions thereto; or

(7)           hire or terminate any executive officer of RPI, including the Chief Executive Officer and Chief Financial Officer.

                References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement and the Form of Warrant issued under the Common Stock and Warrant Agreement, included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.  References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement, included as Exhibit C to this Schedule 13D, which is incorporated in its entirety in this Item 4.

Item 5.                    Interest in Securities of the Issuer.

(a)           Pursuant to the Voting Agreement, the Reporting Person has agreed with other investors (Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Oxford Bioscience Partners IV, L.P. and mRNA Fund II, L.P.) to vote their shares for certain nominees to the Issuer’s board of directors.  The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.  Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 149,945,069 shares of the Issuer’s Common Stock. This includes 69,191,918 shares of the Issuer's Common Stock issuable to the Reporting Person pursuant to the Common Stock and Warrant Purchase Agreement, 14,314,077 shares of the Issuer’s Common Stock issuable to the Reporting Person upon exercise of warrants issuable pursuant to the Common Stock and Warrant Agreement, 55,050,504 shares of the Issuer’s Common Stock issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement and 11,388,570 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.  The securities issuable to the Reporting Person may be allocated among DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund, L.P. and Sprout IX Plan Investors, L.P. in its and their sole discretion.  Collectively, the aggregate number of securities beneficially owned by the Reporting Person represent approximately 88.1% of the Issuer’s outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.  The Reporting Person expressly disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by the other parties to the Voting Agreement except as described herein for the limited purpose of the Voting Agreement.

These percentages are calculated based upon 170,230,425 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 20,285,356 shares of the Issuer’s Common Stock outstanding as reported by the Issuer in the Common Stock and Warrant Agreement; (b) 69,191,918 shares of Common Stock issuable to the Reporting Person pursuant to the Common Stock and Warrant Agreement; (c) 14,314,077 shares of Common Stock issuable upon exercise of the Warrants issuable to the Reporting Person pursuant to the Common Stock and Warrant Agreement; (d) 55,050,504 shares of the Issuer’s Common Stock issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement; and (e) 11,388,570 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.

If the shares of Common Stock are issued to the Reporting Person pursuant to the Common Stock and Warrant Agreement, the shares issuable to the other parties to the Common Stock and Warrant Agreement will be issued.  Accordingly, upon the issuance of the shares of Common Stock to the Reporting Person, the shares issuable to the Reporting Person (excluding the shares that may be deemed to be beneficially owned pursuant to the Voting Agreement) will represent approximately 42.6% of the Issuer.  This percentage includes the total 145,454,543 shares of Common Stock issuable pursuant to the Common Stock and Warrant Agreement and the total 30,090,909 shares of Common Stock issuable upon exercise of the Warrants issuable pursuant to the Common Stock and Warrant Agreement upon RPI stockholder approval.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached to the Schedule 13D, beneficially owns any Common Stock of the Issuer.

(b)           Each of the parties to the Voting Agreement represented to the Reporting Person that it has sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock.

The Reporting Person has sole power to dispose or to direct the disposition of 83,505,995 shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock.

Each of the entities affiliated with Venrock Associates has represented to the Reporting Person that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 45,105,425 shares of the Issuer’s Common Stock.

Oxford Bioscience Partners IV, L.P. has represented to the Reporting Person that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 28,648,040 shares of the Issuer’s Common Stock.

mRNA Fund II, L.P. has represented to the Reporting Person that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 28,648,040 shares of the Issuer’s Common Stock.

(c)           To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached to the Schedule 13D, has effected any transactions in the Common Stock during the past 60 days.

(d)           Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC or the CSFB Entities.

(e)           Not applicable

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                                         Material to be filed as Exhibits.

A.                                   Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among RPI and the Investors. (Incorporated by reference to Exhibit 99.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.                                     Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit 99.2 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C.            Voting Agreement dated February 26, 2003, by and among certain of the investors.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2003
Date

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit
/s/ Ivy B. Dodes
Signature
Ivy B. Dodes/Managing Director
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A-1

EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Hector W. Sants	One Cabot Square London, England	Chief Executive Officer and Assistant Vice Chairman of European Region	Great Britain

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Risk Officer of Credit Suisse Group	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Michael Clark	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Merchant Banking and Leverage Finance	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman and Head of Financial Services Division	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head Global Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director, Head of Financial Services Division	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Head of Private Client Services/Pershing	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF
CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Member of the Board of Managers	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Member of the Board of Managers	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Member of the Board of Managers	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Head of Operations	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF
CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Executive Officer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer — Funds Management	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chairman	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Senior Vice President and Controller	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Assistant Secretary	United States

James D. Allen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Matthew C. Kelly	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Arthur S. Zuckerman	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith Geeslin	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Craig L. Slutzkin	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

EXHIBIT INDEX

A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among RPI and the Investors. (Incorporated by reference to Exhibit 99.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit 99.2 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C.            Voting Agreement dated February 26, 2003, by and among certain of the investors.